Prospectus Supplement No. 1 File Pursuant to Rule 424(b)(3)
(to Prospectus dated August 7, 2015) Registration Statement No. 333-205757

TapImmune Inc.

24,640,000 Shares of Common Stock

This prospectus supplement no. 1 supplements the prospectus dated August 7, 2015, which forms a part of our registration statement Form S-1 (Registration Statement No. 333-205757) relating to the resale of up to 24,640,000 shares of our common stock by the selling stockholders named in the “Selling Stockholders” section of the prospectus. We will not receive any proceeds from the sale of our shares by the selling stockholders.

This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the prospectus with the information contained in our Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 16, 2015 (the “Report”). Accordingly, we have attached the Report to this prospectus supplement.

The attached information amends and supplements certain information contained in the prospectus. This prospectus supplement is not complete without, and should not be delivered or utilized, except in conjunction with the prospectus, including any supplements and amendments thereto. You should read this prospectus supplement in conjunction with the prospectus, including any supplements and amendments thereto.

Our common stock is traded on the OTCQB marketplace under the symbol “TPIV.” On November 16, 2015, the last reported closing price of our common stock was $0.64 per share.

Investing in our common stock involves risks. You should carefully consider the risk factors for our business, our industry and our securities, which begin on page 1 of the prospectus, as well as any updates to such risk factors included in any supplements and amendments thereto.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 16, 2015.

PART I – FINANCIAL INFORMATION

Item 1.Financial Statements

Description	Page

Condensed Interim Financial Statements Condensed Consolidated Balance Sheets as of September 30, 2015 and December 31, 2014 (Unaudited)	3

Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) for the Three and Nine Months Ended September 30, 2015 and 2014 (Unaudited)	4

Condensed Consolidated Statement of Stockholders' Equity (Deficit) for the Nine Months Ended September 30, 2015 (Unaudited)	5

Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2015 and 2014 (Unaudited)	6

Unaudited Notes to Condensed Consolidated Financial Statements	8

TAPIMMUNE INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	September 30, 2015	December 31, 2014

ASSETS
Current Assets
Cash	$6,087,016	$141,944
Prepaid expenses and deposits	138,286	82,504

	$6,225,302	$224,448

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current Liabilities
Accounts payable and accrued liabilities	$874,628	$693,362
Research agreement obligations	492,365	492,365
Derivative liability – warrants	7,426,684	9,415
Promissory notes	52,942	52,942
	8,846,619	1,248,084

COMMITMENTS AND CONTINGENCIES
Stockholders’ Equity (Deficit)
Convertible preferred stock, $0.001 par value — 10,000,000 shares authorized:
Series A, $0.001 par value, 1,250,000 shares designated, -0- shares issued and outstanding as of September 30, 2015 and December 31, 2014	-	-
Series B, $0.001 par value, 1,500,000 shares designated, -0- shares issued and outstanding as of September 30, 2015 and December 31, 2014	-	-
Common stock, $0.001 par value, 500,000,000 shares authorized
62,890,763 shares issued and outstanding (2014 – 20,318,815)	62,891	20,319
Additional paid-in capital	100,568,900	85,265,776
Accumulated deficit	(103,253,108)	(86,309,731)
	(2,621,317)	(1,023,636)

	$6,225,302	$224,448

The accompanying notes are an integral part of these condensed consolidated financial statements.

TAPIMMUNE INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014

Operating expenses:
General and administrative	$968,759	$1,351,209	$2,324,432	$2,899,181
Research and development	769,219	32,500	1,579,754	77,500
	1,737,978	1,383,709	3,904,186	2,976,681

Loss from Operations	(1,737,978)	(1,383,709)	(3,904,186)	(2,976,681)

Other Income (Expense)
Foreign exchange gain	-	-	775	-
Changes in fair value of derivative liabilities	4,246,663	(74,062)	(4,759,269)	243,475
Accretion of interest on convertible debt	-	-	-	(492,296)
Inducement expense	-	-	(8,256,000)	-
Interest and finance charges	-	(15,425)	-	(83,247)
Shares issued in settlement agreement	(24,697)	-	(24,697)	-
Loss on settlement of debt	-	(94,640)	-	(26,837,837)

Net Income (Loss) for the Period	$2,483,988	$(1,567,836)	$(16,943,377)	$(30,146,586)

Other comprehensive income (loss)
Foreign exchange translation adjustment	-	2,972	-	2,765
TOTAL COMPREHENSIVE INCOME (LOSS)	$2,483,988	$(1,564,864)	$(16,943,377)	$(30,143,821)
Basic Net Income (Loss) per Share	$0.05	$(0.09)	$(0.46)	$(2.27)
Diluted Net Income (Loss) per Share	$0.03	$(0.09)	$(0.46)	$(2.27)

Weighted Average Number of Common Shares Outstanding, Basic	48,585,003	17,310,708	36,651,565	13,292,886
Weighted Average Number of Common Shares Outstanding, Diluted	80,944,993	17,310,708	36,651,565	13,292,886

The accompanying notes are an integral part of these condensed consolidated financial statements.

TAPIMMUNE INC.
CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)
(UNAUDITED)

	Common Stock		Additional
	Number of shares	Amount	Paid In Capital	Accumulated Deficit	Total

Balance, January 1, 2015	20,318,816	$20,319	$85,265,776	$(86,309,731)	$(1,023,636)

Accounts payable settled in shares	118,450	118	21,795	-	21,913
Private placement (net of finders’ fee of $454,000)	12,363,447	12,362	1,997,144	-	2,009,506
Fair value of warrants recognized as derivative liabilities	-	-	(2,090,000)	-	(2,090,000)
Exercise of warrants	29,639,990	29,640	7,398,358	-	7,427,998
Inducement expense on incremental value associated with modified warrants	-	-	7,688,000	-	7,688,000
Shares issued in settlement agreement	49,950	50	26,424	-	26,474
Share-based compensation	400,110	402	261,404	-	261,806
Net loss	-	-	-	(16,943,377)	(16,943,3770)
Balance, September 30, 2015	62,890,763	$62,891	$100,568,901	$(103,253,108)	$(2,621,316)

The accompanying notes are an integral part of these condensed consolidated financial statements.

TAPIMMUNE INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2014

Net loss	$(16,943,377)	$(30,146,586)
Adjustments to reconcile net loss to net cash from operating activities:
Changes in fair value of derivative liabilities	4,759,269	(243,475)
Inducement expense	8,256,000	-
Loss on settlement of debt	-	26,837,837
Loss on settlement agreement	24,697	-
Accretion of interest on convertible debt	-	492,296
Share-based compensation	261,805	1,265,625
Changes in operating assets and liabilities:
Prepaid expenses and deposits	(55,782)	(15,000)
Accounts payable and accrued liabilities	204,956	291,359
NET CASH USED IN OPERATING ACTIVITIES	(3,492,432)	(1,517,944)

Private placement, net of finders’ fee	2,009,506	2,097,500
Proceeds from exercise of warrants	7,427,998	-
Proceeds from loans payable	-	500
Repayment of promissory notes	-	(15,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES	9,437,504	2,083,000

INCREASE IN CASH	5,945,072	565,056
CASH, BEGINNING OF PERIOD	141,944	48,589
CASH, END OF PERIOD	$6,087,016	$613,645

The accompanying notes are an integral part of these condensed consolidated financial statements.

TAPIMMUNE INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2014

SUPPLEMENTAL SCHEDULE OF NON-CASH ACTIVITIES

Accounts payable settled in common stock	$22,000	$683,000

Conversion of debt obligations into common stock:
Accrued interest	-	476,000
Convertible notes payable	-	3,797,000
Loans payable, related party	-	42,000
Promissory notes, related party	-	210,000
Due to related parties	-	369,000
Fair value derivative liability – conversion option at conversion	-	708,000

The accompanying notes are an integral part of these condensed consolidated financial statements.

TAPIMMUNE INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2015
(Unaudited)

NOTE 1: NATURE OF OPERATIONS

TapImmune Inc. (the “Company”), a Nevada corporation incorporated in 1992, is a biotechnology Company focusing on immunotherapy specializing in the development of innovative peptide and gene-based immunotherapeutics and vaccines for the treatment of oncology and infectious disease. Unlike other vaccine technologies that narrowly address the initiation of an immune response, TapImmune's approach broadly stimulates the cellular immune system by enhancing the function of killer T-cells and T-helper cells and by restoring antigen presentation in tumor cells allowing their recognition and killing by the immune system.

NOTE 2: BASIS OF PRESENTATION

The accompanying unaudited condensed financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and pursuant to the instructions to Form 10-Q and Article 8 of Regulation S-X of the Securities and Exchange Commission (“SEC”) and on the same basis as the Company prepares its annual audited consolidated financial statements. The condensed consolidated balance sheet as of September 30, 2015, condensed consolidated statements of interim financials include all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

 The results for the statement of operations are not necessarily indicative of results to be expected for the year ending December 31, 2015 or for any future interim period. The condensed balance sheet at December 31, 2014 has been derived from audited financial statements; however, it does not include all of the information and notes required by U.S. GAAP for complete financial statements. The accompanying condensed financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2014, and notes thereto included in the Company’s annual report on Form 10-K.

NOTE 3: LIQUIDITY AND FINANCIAL CONDITION

The Company’s activities since inception have consisted principally of acquiring product and technology rights, raising capital, and performing research and development. Successful completion of the Company’s development programs and, ultimately, the attainment of profitable operations are dependent on future events, including, among other things, its ability to access potential markets; secure financing, develop a customer base; attract, retain and motivate qualified personnel; and develop strategic alliances. From inception, the Company has been funded by a combination of equity and debt financings.

The Company expects to continue to incur substantial losses over the next several years during its development phase. To fully execute its business plan, the Company will need to complete certain research and development activities and clinical studies. Further, the Company’s product candidates will require regulatory approval prior to commercialization. These activities may span many years and require substantial expenditures to complete and may ultimately be unsuccessful. Any delays in completing these activities could adversely impact the Company. The Company plans to meet its capital requirements primarily through issuances of debt and equity securities and, in the longer term, revenue from product sales.

As of September 30, 2015, the Company had cash and cash equivalents of approximately $6,087,000. Historically, the Company has net losses and negative cash flows from operations. The Company believes its current capital resources are not sufficient to support its operations. Management intends to continue its research efforts and to finance operations of the Company through debt and/or equity financings. Management plans to seek additional debt and/or equity financing through private or public offerings or through a business combination or strategic partnership. There can be no assurance that the Company will be successful in obtaining additional financing on favorable terms, or at all. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NOTE 4: SIGNIFICANT ACCOUNTING POLICIES

There have been no material changes in the Company’s significant accounting policies to those previously disclosed in the Company’s annual report on Form 10-K, which was filed with the SEC on April 15, 2015.

Prior Period Reclassifications

The expense categories of the comparable prior period have been reclassified for comparability with the September 30, 2015 presentation. These reclassifications had no effect on previously reported net loss.

NOTE 5: NET INCOME (LOSS) PER SHARE

Basic income (loss) per common share is computed by dividing net income by the weighted average number of common shares outstanding during the reporting period. Diluted income per common share is computed similar to basic income per common share except that it reflects the potential dilution that could occur if dilutive securities or other obligations to issue common stock were exercised or converted into common stock.

The following table sets forth the computation of income (loss) per share:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2015	2014	2015	2014

Net income (loss)	$2,483,988	$(1,567,836)	$(16,943,377)	$(30,146,586)

Weighted average shares outstanding - basic	48,583,003	17,310,708	36,651,565	13,292,886
Common stock warrants	31,959,990	-	-	-
Common stock options	400,000	-	-	-
Weighted average shares outstanding - diluted	80,944,993	17,310,708	36,651,565	13,292,886

Net loss per share data: Basic	$0.05	$(0.09)	$(0.46)	$(2.27)
Diluted	$0.03	$(0.09)	$(0.46)	$(2.27)

Options, warrants, and convertible debt outstanding were all considered anti-dilutive for the nine months ended September 30, 2015 and 2014, due to net losses.

The following securities were not included in the diluted net loss per share calculation because their effect was anti-dilutive as of the periods presented:

	Nine Months Ended September 30,
	2015	2014
Common stock options	465,000	65,000
Common stock warrants - equity treatment	47,032,000	185,000
Common stock warrants - liability treatment	12,514,000	49,000
Convertible notes	-	7,000
Potentially dilutive securities	60,011,000	306,000

NOTE 6: DERIVATIVE LIABILITY - WARRANTS AND DERIVATIVE LIABILITY – CONVERSION OPTION

A summary of quantitative information with respect to valuation methodology and significant unobservable inputs used for the Company’s common stock purchase warrants that are categorized within Level 3 of the fair value hierarchy for the nine months ended 2015 and 2014 is as follows:

Stock Purchase Warrants	Weighted Average Inputs for the Period
Date of valuation	For the Nine Months Ending September 30, 2015	For the Nine Months Ending September 30, 2014
Strike price	$0.13	$5.84
Volatility (annual)	158.00%	156.00%
Risk-free rate	1.63%	1.07%
Contractual term (years)	4.34	3.33
Dividend yield (per share)	0%	0%

The foregoing assumptions are reviewed quarterly and are subject to change based primarily on management’s assessment of the probability of the events described occurring. Accordingly, changes to these assessments could materially affect the valuations.

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

Financial assets and liabilities measured at fair value on a recurring basis are summarized below and disclosed on the balance sheet under Derivative liability – warrants:

	As of September 30, 2015 Fair Value Measurements
	Fair Value	Level 1	Level 2	Level 3	Total
Derivative liability - warrants	$7,427,000	-	-	$7,427,000	$7,427,000
Total	$7,427,000	-	-	$7,427,000	$7,427,000

	As of December 31, 2014 Fair Value Measurements
	Fair Value	Level 1	Level 2	Level 3	Total
Derivative liability - warrants	$9,000	-	-	$9,000	$9,000
Total	$9,000	-	-	$9,000	$9,000

There were no transfers between Level 1, 2 or 3 during the nine months ended September 30, 2015.

The following table presents changes in Level 3 liabilities measured at fair value for the nine months ended September 30, 2015:
Derivative liability – warrants
Balance – December 31, 2014	$9,000
Additions during the period	2,659,000
Change in fair value of warrant liability	4,760,000
Balance – September 30, 2015	$7,428,000

The valuation of warrants is subjective and is affected by changes in inputs to the valuation model including the price per share of common stock, the historical volatility of the stock price, risk-free rates based on U.S. Treasury security yields, the expected term of the warrants and dividend yield. Changes in these assumptions can materially affect the fair value estimate. The Company could ultimately incur amounts to settle the warrant at a cash settlement value that is significantly different than the carrying value of the liability on the financial statements. The Company will continue to classify the fair value of the warrants as a liability until the warrants are exercised, expire, or are amended in a way that would no longer require these warrants to be classified as a liability. Changes in the fair value of the common stock warrants liability are recognized as a component of other income (expense) in the Statements of Operations.

During 2014 the Company entered into numerous extinguishment agreements with various convertible note holders. As a result the derivative liability associated with the bifurcated conversion options were extinguished at the date of conversion and recorded in the loss on extinguishment in the Statement of Operations. The inputs utilized in the final mark to market were as follows:

Conversion Option	Weighted Average Inputs for the Period
Date of valuation	For the Quarter Ending September 30, 2015	For the Quarter Ending September 30, 2014
Strike price	$-	$1.03
Volatility (annual)	-%	199.00%
Risk-free rate	-%	0.05%
Contractual term (years)	-	0.24
Dividend yield (per share)	-%	-%
Fair value of Conversion Option at extinguishment	$-	$708,000

NOTE 7: PROMISSORY NOTES, RELATED PARTY

The Company has outstanding promissory notes in the amount of $52,942 (December 31, 2014 - $52,942), of which $23,000 of promissory notes relate to amounts owed to an officer and a director of the Company. The promissory notes bear no interest charges and have no fixed repayment terms.

NOTE 8: CAPITAL STOCK

2015 Share Transactions

Private placements

In January, 2015, the Company entered into a Securities Purchase Agreement with certain investors for the sale of 7,320,000 units at a purchase price of $0.20 per unit, for a total purchase price of approximately $1,250,000, net of finders’ fee and offering expenses of approximately $214,000. Each unit consisting of (i) one share of the Company’s Common Stock, (ii) one Series A warrant to purchase one share of common stock, (iii) one Series B warrant to purchase one share of common stock (iv) one Series C warrant to purchase one share of common stock, (v) one Series D warrant to purchase one share of common stock, and (vi) one Series E warrant to purchase one share of common stock (the Series A, B, C, D and E warrants are hereby collectively referred to as the “January 2015 Warrants”). Series A warrants are exercisable at $1.50 per share, with a five year term. Series B warrants are exercisable at $0.40 per share, with a six month term. Series C warrants are exercisable at $1.00 per share, with a five year term. Series D warrants are exercisable at $0.75 per share only if and to the extent that the Series B warrants are exercised, with a five year term from the date that the Series B warrants are exercised. Series E warrants are exercisable at $1.25 per share, only if and to the extent that the Series C warrants are exercised, with a five year term from the date that the Series C warrants are exercised.

Pursuant to a placement agent agreement, the Company agreed to issue warrants to purchase 366,000 common shares with substantially the same terms as the January 2015 Warrants.

The Series A warrants were issued with price reset features. The fair value of these warrants was determined to be $1,346,000 and recognized as a derivative liability.

The fair value of Series B, C, D & E warrants was determined to be $4,635,000 and was included within equity.

In March, 2015, the Company entered into a Securities Purchase Agreement with certain accredited investors for the sale of 5,000,000 units at a purchase price of $0.20 per unit, for a total purchase price of approximately $950,000, net of finders’ fee and offering expenses of approximately $50,000. Each unit consisting of (i) one share of the Company’s Common Stock, (ii) one Series A warrant to purchase one share of common stock, (iii) one Series B warrant to purchase one share of common stock (iv) one Series C warrant to purchase one share of common stock, (v) one Series D warrant to purchase one share of common stock, and (vi) one Series E warrant to purchase one share of common stock (the Series A, B, C, D and E warrants are hereby  collectively referred to as the “March 2015 Warrants”). The March 2015 Warrants have substantially the same terms as the January 2015 Warrants.

Pursuant to a placement agent agreement, the Company agreed to issue warrants to purchase 125,000 common shares with substantially the same terms as the March 2015 Warrants.

The Series A warrants were issued with price reset features. The fair value of these warrants was determined to be $744,000 and recognized as a derivative liability.

The fair value of Series B, C, D & E warrants was determined to be $2,588,000 and was included within equity.

In May 2015, the Company entered into a restructuring agreement with the investors of the January 2015 and March 2015 private placements, where:

•	The exercise price of the Series A warrants was changed from $1.50 per warrant to $0.10 per warrant,

•	The exercise price of Series B warrants was changed from $0.40 per warrant to $0.20 per warrant,

•	Each warrant of Series B existing prior to the restructuring agreement was replaced with two warrants of such series,

•	The exercise price of the Series C warrants was changed from $1.00 per warrant to $0.50 per warrant, and

•	Each warrant of Series C existing prior to the restructuring agreement was replaced with two warrants of such series.

As a result of the restructuring agreement, the Company issued an additional 12,320,000 Series B warrants and 12,320,000 Series C Warrants.

The incremental fair value of Series A warrants due to repricing was determined to be $568,000 and recognized as a derivative liability with a corresponding inducement expense in the Statement of Operations.

The incremental fair value of Series B and Series C warrants due to repricing and increasing the number of warrants was determined to be $7,688,000. The fair value of these warrants was recognized as additional paid-in capital with a corresponding inducement expense in the Statement of Operations.

The fair value was estimated immediately prior to the date of the restructuring agreement using the Black-Scholes option pricing model with the following weighted average assumptions:
Share Purchase Warrants	Weighted Average Inputs
Date of valuation	May 28, 2015
Strike price	$0.40 – 1.00
Volatility (annual)	127.00 – 155.00%
Risk-free rate	.01 - 1.51%
Contractual term (years)	.13 - 4.79
Dividend yield (per share)	0%

The fair value was estimated immediately after, on the date of the restructuring agreement, using the Black-Scholes option pricing model with the following weighted average assumptions:
Share Purchase Warrants	Weighted Average Inputs
Date of valuation	May 28, 2015
Strike price	$0.20 – 0.50
Volatility (annual)	127.00 – 155.00%
Risk-free rate	.01 - 1.51%
Contractual term (years)	.29 - 4.79
Dividend yield (per share)	0%

Share Purchase Warrants

During the nine months ended September 30, 2015, a warrant holder exercised 5,000,000 of Series C warrants at $0.50 per warrant for a total of $2,500,000.

During the nine months ended September 30, 2015, warrant holders exercised 24,639,995 of Series B warrants at $0.20 per warrant for a total of $4,928,000.

A summary of the Company’s share purchase warrants as of September 30, 2015 and changes during the period is presented below:

	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Life

Balance, December 31, 2014	2,659,417	1.83	4.15
Issued	86,730,975	0.54	4.52
Exercised	(29,639,995)	0.25	-
Extinguished or expired	(203,900)	2.39	-
Balance, September 30, 2015	59,546,497	$0.68	4.47

Stock Compensation Plan

On October 14, 2009, the Company adopted the 2009 Stock Incentive Plan (the “2009 Plan”) which supersedes and replaces the 2007 Stock Plan. The 2009 Plan allows for the issuance of up to 10,000,000 common shares. Options granted under the Plan shall be at prices and for terms as determined by the Board of Directors.

During the nine months ended September 30, 2015 the Company granted 400,000 stock options with a weighted average exercise price of $0.17.  The fair value of the options was estimated to be $62,000 or $0.16. The weighted average inputs used to value the options were an expected life of 5 years, volatility of 155%, risk-free interest rate of 1.54% and dividend yield of 0%.

Stock based compensation costs of $21,000 are expected to be recognized over the next 1.4 years.

In July, 2015, the Company issued 118,450 shares of common stock with a fair value of $21,913 to its counsel for legal services rendered through January 21, 2015.

In August, 2015, the Company issued 50,000 shares of common stock with fair value of $26,474 as full settlement to a marketing consultant for services provided to the Company in 2014 and 2015.

Share purchase options

A summary of the Company’s stock options as of September 30, 2015 and changes during the period is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life	Intrinsic Value

Outstanding at January 1, 2014	65,430	18.00	5.04	$-
Issued	-	-	-	-
Cancelled/Forfeited	-	-	-	-

Outstanding at January 1, 2015	65,430	18.00	4.04	-
Issued	400,000	0.17	4.39	$182,000
Outstanding at September 30, 2015	465,430	$2.62	4.23	$182,000

Exercisable at September 30, 2015	238,810	$5.00	4.09	$80,000

A summary of the status of the Company’s unvested options as of September 30, 2015 is presented below:

	Number of Shares	Weighted Average Grant-Date Fair Value

Unvested, December 31, 2014	278	$18.00
Granted	400,000	0.16
Vested	(173,658)	0.21
Cancelled	-	-

Unvested, September 30, 2015	226,620	$0.16

NOTE 9: SUBSEQUENT EVENTS

1.  On November 6, 2015, the Board of Directors approved an amendment to the Company’s 2014 Omnibus Stock Ownership Plan which provided for an increase in the number of shares reserved for issuance under the Plan by 5 million shares to 7 million shares.

2.  On November 12, 2015, the Company entered into a new employment agreement with Dr. Glynn Wilson, the Company’s Chief Executive Officer, President and Chairman. The initial term of the agreement ends November 11, 2017, but it will automatically be extended for 12-months unless terminated by the Company or Dr. Wilson by written notice to the other not later than 12 months prior to the end of such initial term.  It will thereafter be further extended for an additional 12 months after the end of each such extended term unless terminated by the Company or Dr. Wilson by written notice no later than 90 days prior to the end of such term, subject to early termination for cause or good reason by Dr. Wilson. Under the agreement, Dr. Wilson’s annual base salary is to be $280,000, and he is entitled to a performance-based bonus ranging of up to 50% of his base salary based on goals and other conditions as the Board determines on an annual basis, which may be paid in cash or equity awards as the Board determines.

In connection with entering into the new agreement, Dr. Wilson will receive equity awards under the Company’s 2014 Omnibus Stock Ownership Plan consisting of (i) an award of 315,000 shares of unregistered common stock, which immediately vest, and (ii) an award of stock options to purchase 2 million shares of Company common stock, prior to November 12, 2025, for $0.605 per share (the closing price of the common stock on November 12, 2015). One-half of the stock options will be immediately vested, and the remaining 1 million shares will vest ratably over the following 24 months.

3.  On November 12, 2015, the Board of Directors approved awards of stock options to acquire 150,000 shares of common stock to each of Sherry Grisewood and Mark Reddish. All of such options are fully vested.  In addition, the Board approved awards of stock options to four individuals (two employees and two consultants) to purchase an aggregate of 690,000 shares of common stock. Of the options granted to the employees and consultants, 290,000 are immediately vested, and the remainder vest over periods of between one and three years. All of the stock options have a 10-year term, and the exercise price is $0.605 per share, the closing price of the common stock on the date of grant.

4.  Between October 1, 2015 and November 12, 2015, holders of Series C Warrants exercised 1,728,000 of Series C Warrants registered under our recent registration statements on Form S-1, resulting in proceeds of $864,000 to the Company.

Item 2.Management’s Discussion and Analysis of Financial Condition and Results of Operations

This quarterly report on Form 10-Q contains forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, that involve risks and uncertainties. All statements other than statements relating to historical matters including statements to the effect that we “believe”, “expect”, “anticipate”, “plan”, “target”, “intend” and similar expressions should be considered forward-looking statements. Our actual results could differ materially from those discussed in the forward-looking statements as a result of a number of important factors, including factors discussed in this section and elsewhere in this quarterly report on Form 10-Q, and the risks discussed in our other filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis, judgment, belief or expectation only as the date hereof. We assume no obligation to update these forward-looking statements to reflect events or circumstance that arise after the date hereof.

As used in this quarterly report: (i) the terms “we”, “us”, “our”, “TapImmune” and the “Company” mean TapImmune Inc. and its wholly owned subsidiary, GeneMax Pharmaceuticals Inc. which wholly owns GeneMax Pharmaceuticals Canada Inc., unless the context otherwise requires; (ii) “SEC” refers to the Securities and Exchange Commission; (iii) “Securities Act” refers to the Securities Act of 1933, as amended; (iv) “Exchange Act” refers to the Securities Exchange Act of 1934, as amended; and (v) all dollar amounts refer to United States dollars unless otherwise indicated.

The following should be read in conjunction with our unaudited consolidated interim financial statements and related notes for the three and nine months ended September 30, 2015 included in this quarterly report, as well as our Annual Report on Form 10-K for the year ended December 31, 2014.

Company Overview

Our Cancer Vaccines

TapImmune is an immune-oncology company specializing in the development of innovative peptide and gene-based immunotherapeutics and vaccines for the treatment of cancer. The Company combines a set of proprietary technologies to improve the ability of the cellular immune system to destroy diseased cells. These are peptide antigen technologies and DNA expression technologies, Polystart™ and TAP.

To enhance shareholder value and taking into account development timelines, the Company plans to focus on advancing its clinical programs including our Folate Receptor Alpha program for breast and ovarian and our HER2/neu peptide antigen program into Phase II clinical trials. In parallel, we plan to complete the preclinical development of our Polystart™ technology and to continue to develop the TAP-based franchise as an integral component of our prime-and-boost vaccine methodology.

 The Immunotherapy Industry for Cancer

Immuno-oncology has become the most rapidly growing sector in the pharmaceutical and biotech industry. The approval and success of checkpoint inhibitors Yervoy and Opdivo (Bristol Myers Squibb) and Keytruda (Merck) together with the development of CAR T-cell therapies (Juno, Kite) has provided much momentum in this sector. In addition, new evidence points to the increasing use of combination immunotherapies for the treatment of cancer. This has provided greater opportunities for the successful development of T-cell vaccines in combination with other approaches.

Products and Technology in Development

Clinical

Phase I Human Clinical Trials – Folate Alpha Breast and Ovarian Cancer – Mayo Clinic

Folate Receptor Alpha is expressed in over 80% of triple negative breast cancers and in addition, over 90% of ovarian cancers, for which the only treatment options are surgery and chemotherapy, leaving a very important and urgent clinical need for a new therapeutic. Time to recurrence is relatively short for these types of cancer and survival prognosis is extremely poor after recurrence. In the United States alone, there are approximately 30,000 ovarian cancer patients and 40,000 triple negative breast cancer patients newly diagnosed every year.

A 24 patient Phase I clinical trial has been completed. The vaccine is well tolerated and safe and 20 out of 21 evaluable patients showed positive immune responses providing a strong rationale rational for progressing to phase II trials.  GMP manufacturing for Phase II trials is progressing well towards a commercial formulation and final analyses of clinical plans are near completion.  On July 27, 2015, TapImmune exercised its option agreement with Mayo Clinic with the signing of a worldwide exclusive license agreement to commercialize a proprietary folate receptor alpha vaccine technology for all cancer indications.  As part of this Agreement, the IND from for the folate receptor alpha Phase I trial was transferred from Mayo to TapImmune for amendment for the Company’s Phase II Clinical Trials on our lead product.

On September 15, 2015, we announced that our collaborators at the Mayo Clinic had been awarded a grant of $13.3 million from the U.S. Department of Defense. This grant, commencing September 15, 2015, will cover the costs for a 280 patient Phase II Clinical Trial of Folate Receptor Alpha Vaccine in patients with Triple Negative Breast Cancer. TapImmune will work closely with Mayo Clinic on this clinical trial by providing clinical and manufacturing expertise as well as providing GMP vaccine formulations. These vaccine formulations are being developed for multiple Phase II clinical programs in triple negative breast and ovarian cancer in combination with other immunotherapeutics.

Phase I Human Clinical Trials – HER2/neu+ Breast Cancer – Mayo Clinic

Patient dosing has been completed. Final safety analysis on all the patients treated is complete and shown to be safe. In addition, 19 out of 20 evaluable patients showed robust T-cell immune responses to the antigens in the vaccine composition providing a solid case for advancement to Phase II in 2015. An additional secondary endpoint incorporated into this Phase I Trial will be a two year follow on recording time to disease recurrence in the participating breast cancer patients.

For Phase I(b)/II studies, we plan to add a Class I peptide, licensed from the Mayo Clinic (April 16, 2012), to the four Class II peptides. Management believes that the combination of Class I and Class II HER2/neu antigens, gives us the leading HER2/neu vaccine platform. As the folate receptor alpha vaccine is our lead product our plans are now initiating formulation studies to progress the HER2/neu vaccine towards a Phase II Clinical Trial in 2016.

Preclinical

Polystart™

The Company has converted the previously filed U.S. Provisional Patent Application on Polystart™ into a full Patent Application, and will extend technology constructs as boost strategies for the current clinical programs in breast and ovarian cancer.

Current State of the Company

TapImmune is a clinical-stage immunotherapy company specializing in the development of innovative peptide and gene-based immunotherapeutics and vaccines for the treatment of cancer. The Company now plans to conduct multiple Phase II clinical trials on its vaccines.  The largest of these studies in triple-negative breast cancer will be totally funded by a $13.3 million grant from the US Department of Defense to our collaborators at the Mayo Clinic in Jacksonville, FL. We believe that our development pipeline is strong and provides us the opportunity to continue to expand on collaborations with leading institutions and corporations.

In the third quarter of 2015, we strengthened our balance sheet by raising additional $2.5 million in working capital, giving us confidence in our ability to continue developing our products on the path to commercialization. The structure of this financing gives us additional opportunities to raise additional capital through the exercise of short-term and long-term warrants. The strength of our science and development approaches is becoming more widely appreciated, particularly as our clinical program has now generated positive interim data on both clinical programs in Breast and Ovarian Cancer. We continue discussions with a major pharmaceutical organization and a leading US cancer institute on a Phase II clinical trial in ovarian cancer using our folate receptor alpha vaccine in combination with a checkpoint inhibitor.

We continue to be focused on our entry into Phase II Triple Negative Cancer Trials including application for Fast Track & Orphan Drug Status as well as planning for Phase II HER2/neu Breast Cancer Trials.

We will also continue to prosecute our PolyStart™ patent filings and develop new constructs to facilitate collaborative efforts in our current clinical indications and those where others have already indicated interest in combination therapies.

In addition, we will continue to work to strengthen our balance sheet in an effort to meet the required benchmarks for an uplisting to the NASDAQ. To that end, we are also anticipating the result of grant applications submitted early this year.

We believe that these fundamental programs and corporate activities have positioned TapImmune to capitalize on the acceptance of immunotherapy as a leading therapeutic strategy in cancer and infectious disease resulting in exploding valuations in the market.

TapImmune’s Pipeline

The Company has a pipeline of potential immunotherapies under development. Phase I clinical programs on HER2/neu and breast and ovarian cancer have been completed and strong immune responses in over 90% of patients treated  has provided the rationale and catalyst to advance these programs to Phase II clinical trials starting at the end of 2015. These are major inflection and valuation events, and we believe that, in light of these assets, the Company is significantly undervalued. Over the past year a number of highly visible transactions and billion dollar acquisitions have taken place that validate the work we are doing. We believe that, if our treatment successfully reaches commercialization, our treatment is applicable to 50% of the HER2/neu Breast Cancer market, which is a $21 billion annual market. We further believe that if our Ovarian Cancer treatment reaches commercialization, it will be applicable to 95% of the market which Decision Resources, one of the world’s leading research firms for pharmaceuticals and healthcare, believes will triple in the next 10 years to at least $1.5 billion annually.

In addition to the exciting clinical developments, our peptide vaccine technology may be coupled with our recently developed in-house Polystart™ nucleic acid-based technology designed to make vaccines significantly more effective by producing four times the required peptides for the immune systems to recognize and act on. Our nucleic acid-based systems can also incorporate “TAP” which stands for Transporter associated with Antigen Presentation. With respect to validation of our technologies, it is important to note that the majority of our technologies have been published in leading peer-reviewed journals and we believe that the recent grant award from the US Department of Defense to the Mayo Clinic is a strong validation of our approach.

A list of publications on our TAP technology can be found on our website (www.tapimmune.com). Publication of our data on PolyStart will occur after current patent filings have been completed.

A key component to success is having a comprehensive patent strategy that continually updates and extends patent coverage for key products. It is highly unlikely that early patents will extend through ultimate product marketing, so extending patent life is an important strategy for ensuring product protection. TapImmune has four patent estates, details of which can be found on our website: www.tapimmune.com

While the pathway to successful product development takes time, we believe we have put in place significant resources in technical and corporate fundamentals for success. The strength of our product pipeline and access to leading scientists and institutions gives us a unique opportunity to make a major contribution to global health care.

With respect to the broader market, a major driver and positive influence on our activities has been the emergence and general acceptance of the potential of a new generation of immunotherapies that promise to change the standard of care for cancer. The immunotherapy sector has been greatly stimulated by the approval of Provenge® for prostate cancer and Yervoy™ for metastatic melanoma, progression of the areas of checkpoint inhibitors and adoptive T-cell therapy and multiple approaches reaching Phase II and Phase III status.

We believe that through our combination of technologies, we are well positioned to be a leading player in this emerging market. It is important to note that many of the late stage immunotherapies currently in development do not represent competition to our programs, but instead offer synergistic opportunities to partner our antigen based immunotherapeutics, Polystart™ and/or TAP expression systems. Thus, the use of naturally processed T-cell antigens discovered using samples derived from cancer patients plus our Polystart™ expression technology to improve antigen presentation to T-cells could not only produce an effective cancer vaccines in its own right but also to enhance the efficacy of other immunotherapy approaches such as CAR-T and PD1 inhibitors for example.

Consistent with our corporate development and advancement of clinical trials we are starting to make a number of key management and advisory appointments. Patrick Yeramian M.D. our Consultant Medical Director has been appointed Vice President and Chief Medical Officer.  Dr. Stacy Suber, our Consultant Regulatory Director, is our contact with the FDA for our IND filings.  In addition, Dr. John Bonfiglio, a Corporate Strategic Advisor has been appointed to our Board of Directors.

On the technology and product pipeline side, management believes that the company is fundamentally strong and poised to be a leading company in a highly attractive, multi-billion dollar and expanding market, a position reinforced by our recruitment of top-class managers, advisors and investors who all share our vision.

Results of Operations

In this discussion of the Company’s results of operations and financial condition, amounts, other than per-share amounts, have been rounded to the nearest thousand dollars.

Three Months Ended September 30, 2015 Compared to Three Months Ended September 30, 2014

We recorded a net income of $2,484,000 or $0.05 basic and $0.03 diluted income per share during the three months ended September 30, 2015 compared to a net loss of $1,568,000 or ($0.09) per share for the three months ended September 30, 2014. The net income recognized in the three months ended September 30, 2015 was exclusively due to the changes in the fair value of derivative liabilities as described below.

Operating costs increased to $1,738,000 during the three months ended September 30, 2015 compared to $1,384,000 in the prior period. Significant changes in operating expenses are outlined as follows:

•
General and administrative expenses decreased to $969,000 during the three months ended September 30, 2015 from $1,351,000 during the prior period. The decrease was primarily due to lower non-cash consulting fees offset by higher investor relations and salaries expense during the three months ended September 30, 2015 compared to the prior period. The decrease in non-cash consulting fees from the prior year was due to the Company curtailing its business development activities in the current year.

•
Research and development costs during the three months ended September 30, 2015 were $769,000 compared to $33,000 during the prior period. This was due to the Company exercising its option to acquire a license from Mayo Foundation for Medical Education and Research for $350,000 and increased in in-house research and consulting activity in the current period.

•
The changes in fair value of derivative liabilities for the three months ended September 30, 2015 was $4,247,000 as compared to $(74,000) for the three months ended September 30, 2014. The variance is due to the revaluation of the Series A warrants issued by us in January and March 2015. We revalue the derivative liabilities at each balance sheet date to fair value. The fair value is determined using Black-Scholes valuation model using various assumptions. The most significant change in the assumptions was the difference in the strike price used at September 30, 2015 of $0.62 compared to $0.96 at June 30, 2015. Due to the significant change in the strike price, the fair value of the derivative liabilities decreased by $4,247,000 with a corresponding gain in the consolidated statement of operations. None of the warrants recognized as derivative liabilities were exercised during the quarter.

Nine Months Ended September 30, 2015 Compared to Nine Months Ended September 30, 2014

We recorded a net loss of $16,943,000 or ($0.46) per share during the nine months ended September 30, 2015 compared to $30,147,000 or ($2.27) per share for the nine months ended September 30, 2014.

Operating costs increased to $3,904,000 during the nine months ended September 30, 2015 compared to $2,977,000 in the prior period. Significant changes in operating expenses are outlined as follows:

•
General and administrative expenses decreased to $2,324,000 during the nine months ended September 30, 2015 from $2,899,000 during the prior period. The decrease was primarily due to decrease in non-cash consulting fees paid as stock-based compensation during the nine months ended September 30, 2015 compared to the prior period. The decrease in non-cash consulting fees from the prior year was due to the Company curtailing its business development activities in the current year.

•
Research and development costs during the nine months ended September 30, 2015 were $1,580,000 compared to $78,000 during the prior period. This was due to the Company exercising its option to acquire a license from Mayo Foundation for Medical Education and Research for $350,000 as part of an agreement entered into in March 2014 and increased in in-house research and consulting activity in the current period.

•
The changes in fair value of derivative liabilities for the nine months ended September 30, 2015 was $(4,759,000) as compared to $243,000 for the nine months ended September 30, 2014. The variance in the current period is due to the revaluation of the Series A warrants issued by us in January and March 2015. We revalue the derivative liabilities at each balance sheet date to fair value. None of the warrants recognized as derivative liabilities were exercised during the nine months ended September 30, 2015.

Liquidity and Capital Resources

The following table sets forth our cash and working capital as of September 30, 2015 and December 31, 2014:

	September 30, 2015	December 31, 2014

Cash reserves	$6,087,000	$142,000
Working capital (deficit)	$(2,621,000)	$(1,024,000)

Subject to the availability of additional financing, we intend to spend approximately $7,500,000 over the next twelve months in carrying out our plan of operations. At September 30, 2015, we had $6,087,000 of cash on hand and a working capital deficit of $2,621,000. During the nine months ended September 2015, we raised approximately $2 million in private and brokered placements and another $7.43 million in cash proceeds from the exercise of warrants.

Various conditions outside of our control may detract from our ability to raise additional capital needed to execute our plan of operations, including overall market conditions in the international and local economies. We recognize that the United States economy has suffered through a period of uncertainty during which the capital markets have been depressed, and that there is no certainty that these levels will stabilize or reverse despite the optics of an improving economy. Any of these factors could have a material impact upon our ability to raise financing and, as a result, upon our short-term or long-term liquidity.

Net Cash Used in Operating Activities

Net cash used in operating activities during the nine months ended September 30, 2015 was $3,492,000 compared to $1,518,000 during the prior period. We had no revenues during the current or prior periods. Operating expenditures, excluding non-cash interest and stock-based charges during the current period primarily consisted of consulting and management fees, office and general expenditures, and professional fees.

Net Cash Provided by Financing Activities

Net cash provided by financing activities during the nine months ended September 30, 2015 was $9,438,000 compared to $2,083,000 during the prior period. Current period financing consisted of proceeds from private placements and warrant exercises while prior period financing relates to proceeds from convertible notes.

As of September 30, 2015, we anticipate that we will need significant financing to enable us to meet our anticipated expenditures for the next twelve months, which are expected to be in the range of $7,500,000 for the funding of multiple small Phase 2 clinical trials.  We believe that this will be achieved through the exercise of warrants from our January and March Financings in 2015.

Going Concern

We have no sources of revenue to provide incoming cash flows to sustain our future operations. As outlined above, our ability to pursue our planned business activities is dependent upon our successful efforts to raise additional capital.

While these factors raise substantial doubt regarding our ability to continue as a going concern. Our condensed consolidated financial statements have been prepared on a going concern basis, which implies that we will continue to realize our assets and discharge our liabilities in the normal course of business. Our financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes of financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Item 3.Quantitative and Qualitative Disclosures About Market Risk

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information required under this item.

Item 4.Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Principal Executive Officer and Principal Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the period covered by this report. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is accumulated and communicated to management, including our Principal Executive Officer and Principal Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer has concluded that, as of the end of the period covered by this report, our disclosure controls and procedures are not effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in the reports that we file or submit under the Exchange Act.

It should be noted that any system of controls is based in part upon certain assumptions designed to obtain reasonable (and not absolute) assurance as to its effectiveness, and there can be no assurance that any design will succeed in achieving its stated goals.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the nine months ended September 30, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II – OTHER INFORMATION

Item 1.Legal Proceedings

Consultant Litigation

In May 2012, we issued what is now equal to 112,000 shares of our common stock to two consultants. We contested the validity of the issuances of this common stock based on our belief that the consultants did not perform the services agreed to under their respective consulting agreements. While we initially were able to delay the sale of the contested shares, we were not successful in clawing back the contested shares. A claim for perceived damages from Michael Gardner (one of the consultants) suffered as a result of our contesting the issuance under the consulting agreements has been filed in the Supreme Court of New York. He has based his claim for damages on the difference between market price at the time we were able to delay the sale of his shares and the market price at the time of the sale of all of his shares. As the result of a judicial decision in New York he received a bond payment of ($100,000) that the Company had used to secure a temporary restraining order against the issuance of stock to him.

On July 18, 2014, the International Center for Dispute Resolution International Arbitration Tribunal issued a Final Award in the matter of TapImmune Inc. vs. Michael Gardner awarding TapImmune $196,204 plus post-award interest at a rate of 9% per year. This award stemmed from the dispute discussed above with Mr. Gardner regarding the May 2012 consulting agreement. The arbitrator found that we were fraudulently induced into entering said agreement through “1) misrepresentations as to what he would or could do for the Company, including raising funds, and 2) omissions about his reputation and ability to obtain or assist in obtaining financing for TapImmune” among other reasons. We are attempting to collect the award from Mr. Gardner.

Vendor Litigation

One of our suppliers, Fischer Scientific was awarded a judgment against us for $51,000 which is equal to the amount owed to them. We intend on settling that matter in the fourth quarter of 2015.

Item 1A.Risk Factors

Not required.

Item 2.Unregistered Sales of Equity Securities and Use of Proceeds

We have not issued any unregistered equity securities that we have not previously reported in a current or periodic report filed with the US Securities and Exchange Commission.

Item 3.Defaults Upon Senior Securities

None.

Item 4.Mine Safety Disclosure

Not Applicable.

Item 5.Other Information

Amendment of Consulting Agreement with Dr. John Bonfiglio

    Due to increasing requirements for Dr. John Bonfiglio’s consulting services by the Company, in June, 2015, the Consulting Agreement, dated February 10, 2015, between the Company and Dr. Bonfiglio was amended to provide for consulting fees of $15,000 per month and services up to 120 hours per month.  Dr. Bonfiglio also serves as member of the Board of Directors of the Company.

Amendment of the 2014 Omnibus Stock Ownership Plan

On November 6, 2015, the Board of Directors approved an amendment to the Company’s 2014 Omnibus Stock Ownership Plan which provided:

•	for an increase the number of shares reserved for issuance under the Plan by 5 million shares to 7 million shares;

•
the Board and Committee administering the Plan with full discretion under Section 6(f) on the vesting period for Service-Vesting Awards under the Plan, including the grant of Awards with less than the Minimum Vesting Requirement (as such terms are defined in the Plan), and

•	the Board and Committee administering the Plan with the ability to grant stock bonuses to executive officers under Section 6(c).

    A copy of the 2014 Plan, the first amendment to the Plan (adopted in February 2015), and the November 6th amendment to the Plan, as well as the forms of stock option award agreements and a restricted share award agreement to be used under the Plan, are included as exhibits to this Report on Form 10-Q.

Employment Agreement with Dr. Glynn Wilson

    On November 12, 2015, the Company entered into a new employment agreement with Dr. Glynn Wilson, the Company’s Chief Executive Officer, President and Chairman, the material terms and conditions of which are summarized below.  A copy of the agreement is included as an exhibit to this Report on Form 10-Q.

    The employment agreement provides that Dr. Wilson will serve as the Chief Executive Officer, President and Chairman of the Company.  The initial term of the agreement ends November 11, 2017, but it will automatically be extended for 12-months unless terminated by the Company or Dr. Wilson by written notice to the other not later than 12 months prior to the end of such initial term.  It will thereafter be further extended for an additional 12 months after the end of each such extended term unless terminated by the Company or Dr. Wilson by written notice no later than 90 days prior to the end of such term, subject to early termination for cause or good reason by Dr. Wilson.  Under the agreement, Dr. Wilson’s annual base salary is to be $280,000, and he is entitled to a performance-based bonus ranging of up to 50% of his base salary based on goals and other conditions as the Board determines on an annual basis, which may be paid in cash or equity awards as the Board determines.

    Dr. Wilson will be entitled to 21 days paid vacation per calendar year plus such sick leave as he may reasonably and actually require, and he will be entitled to participate in all group insurance, vacation, retirement and other employee benefits established by Company for its full time employees generally, on terms comparable to those provided to such employees from time to time by the Company.

    In connection with entering into the new agreement, Dr. Wilson will receive equity awards under the Company’s 2014 Omnibus Stock Ownership Plan consisting of (i) an award of 315,000 shares of unregistered common stock, which immediately vest, and (ii) an award of stock options to purchase 2 million shares of Company common stock, prior to November 12, 2025, for $0.605 per share (the closing price of the common stock on November 12, 2015).  One-half of the stock options will be immediately vested, and the remaining 1 million shares will vest ratably over the following 24 months.

If the agreement is terminated by the Company without cause (as defined in the agreement), or if the agreement is terminated by Dr. Wilson for good reason (as defined in the agreement), the Company is required to pay Dr. Wilson a severance payment in an amount equal to 2/3 of his annual base salary, plus any amount of his annual performance bonus that was earned as of the date of termination but not yet paid.

    If the agreement is terminated either by the Company without cause or by Dr. Wilson for good reason during the period of ninety (90) days following a change in control (as defined in the agreement), then in lieu of the severance payment described above, the Company is required to pay Dr. Wilson severance equal to the sum of (i) 2/3 of his annual base salary and (ii) his Annual Performance Bonus for the year which includes the effective date of the change in control, payable at the target level of performance.  In addition, the Company will also be required to pay Dr. Wilson the amount of any annual performance bonus that, as of the date of termination, has been earned by him but not yet paid.  If Dr. Wilson holds any stock options or other stock awards granted under the Company’s equity plans which are not fully vested at the time his employment with the Company is terminated either by the Company without Cause or by him for good reason during the period of ninety (90) days following a change in control, such equity awards shall become fully vested as of the termination date.

    The agreement provides that Dr. Wilson may not solicit any of the Company’s employees or compete directly or indirectly with the Company during the term of the agreement and for one year after its expiration anywhere in the United States. The agreement contains customary confidentiality provisions.

Equity Awards to Non-employee Directors, employees and consultants

    On November 12, 2015, the Board of Directors approved awards of stock options to acquire 150,000 shares of common stock to each of Sherry Grisewood and Mark Reddish, who serve as members of the Board of Directors, for their long service and contributions to the Company and the Board.  All of such options are fully vested.  In addition, the Board approved awards of stock options to four individuals (two employees and two consultants) to purchase an aggregate of 690,000 shares of common stock.  Of the options granted to the employees and consultants, 290,000 are immediately vested, and the remainder vest over periods of between one and three years.  All of the stock options have a 10-year term, and the exercise price is $0.605 per share, the closing price of the common stock on the date of grant.

Item 6.Exhibits

The following exhibits are included with this Quarterly Report on Form 10-Q:

Exhibit Number	Description of Exhibit
10.1*	2014 Omnibus Stock Ownership Plan
10.2*	Amendment to 2014 Omnibus Stock Ownership Plan (February 10, 2015)
10.3*	Amendment to 2014 Omnibus Stock Ownership Plan (November 6, 2015)
10.4*	Form of Stock Option Award Agreement – Key Employee
10.5*	Form of Stock Option Award Agreement – Non-employee Director
10.6*	Form of Stock Option Award Agreement – Consultant
10.7*	Form of Restricted Stock Award Agreement – Consultant
10.8*	Employment Agreement between TapImmune, Inc. and Dr. Glynn Wilson, dated November 12, 2015
14	Code of Ethics and Business Conduct
31.1	Certification of Principal Executive Officer and Acting Principal Accounting Officer Pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1933, as amended.
32.1	Certification of Principal Executive Officer and Acting Principal Accounting Officer pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Indicates management contract or compensatory plan or arrangement.

Pursuant to Rule 406T of Regulation S-T, the interactive data files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

Exhibit 101

101.INS - XBRL Instance Document
101.SCH - XBRL Taxonomy Extension Schema Document
101.CAL - XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF - XBRL Taxonomy Extension Definition Linkbase Document
101.LAB - XBRL Taxonomy Extension Label Linkbase Document
101.PRE - XBRL Taxonomy Extension Presentation Linkbase Document
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SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAPIMMUNE INC.
/s/ Glynn Wilson
Glynn Wilson Chairman, Chief Executive Officer, Principal Executive Officer and Chief Financial Officer Date: November 16, 2015